SEC FILE NUMBER
001-39613
CUSIP NUMBER
04271T100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Array Technologies, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3901 Midway Place NE

Address of Principal Executive Office (Street and Number)

Albuquerque, New Mexico 87109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Array Technologies, Inc., (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K by its original due date, March 1, 2022, because the Company needs additional time to complete its year-end reporting process after becoming a large accelerated filer for the first time this past year and, also, to evaluate the accounting for certain transactions during the audit period. The Company is assessing the classification and recognition of its revenue for the sale of tracker products, which could reflect a change to the period in which revenue is recognized (the Company’s average contract is performed over a 3-5 month period). The Company is still evaluating whether any adjustments would be required and, if so, whether they would be material. It is important to note that there will not be a change in the aggregate revenue and profitability of any of the Company’s contracts over time.

While the Company’s assessment is ongoing, the Company will not be able to provide the financial statements required to be included in its Annual Report for the fiscal year ended December 31, 2021. The Company intends to file the annual report as soon as practicable after its review is complete. Although the Company cannot estimate when it will complete its review, it is working diligently to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Nipul Patel	(505)	881-7567
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company is assessing the classification and recognition of its revenue for the sale of tracker products, which could reflect a change to the period in which revenue is recognized (the Company’s average contract is performed over a 3-5 month period). If the Company determines that this change in policy has a material impact on previously reported periods, it could result in a restatement of previously reported periods. At this time the Company has not been able to assess whether any such impact is material or as a result whether any previously reported periods must be restated.

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s analysis as of the date of this Notification of Late Filing and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file its 2021 annual report in the time frame that is anticipated.

Array Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2022	By	/s/ Nipul Patel
Nipul Patel Chief Financial Officer